NEPTUNE INDUSTRIES, INC.
                  21218 St. Andrews Boulevard
                          Suite 645
                     Boca Raton, FL 33433

							February 20, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention Effie Simpson		Filed via EDGAR and sent by
Mail Stop 3561				facsimile to 202-772-9202

Re: Staff Comment Letter dated February 12, 2007
	Neptune Industries, Inc.
	File No. 0-32691
	Form 8-K filed February 6, 2007

Dear Ms. Simpson:

Neptune Industries, Inc. (the Company) has received your letter dated February 12, 2007 regarding the referenced report on Form
8-K filed with the Commission on February 6, 2007 to report the appointment of a new independent auditor for the Company.
This
report followed the earlier report of the termination of the Company?s prior independent auditor relationship in the Form 10-QSB/A report filed with the Commission on January 5, 2007, within four business days after notification from the former accountant that they wished to terminate the audit relationship.
All of the information required by Item 4.01(a) of the Form 8-K was included in the Form 10-QSB/A in reliance on General Instruction B-3 of the Form 8-K and Rule 12b-2, and therefore, no separate Form 8-K report was filed or deemed to be necessary.
Subsequently, the Company retained new independent auditors on February 1, 2007 and timely filed a Form 8-K report with the Commission on February 5, 2007, reporting the hiring of the new independent accountants and containing all of the information required by Item 4.01(b).

In your letter dated February 12, 2007, you have indicated that the Staff does not believe it is appropriate to report a change in accountant in a Form 10-QSB as the Company has done, and that the Company should file a Form 8-K containing all of the information required by Item 4.01(a) immediately, including the
Exhibit 16 letter from the former accountants. Please be advised that the Company will undertake to file the requested Form 8-K and to obtain the Exhibit 16 letter from the former accountants as quickly as possible, containing all of the required Item 4.01(a) information. We will file this Form 8-K as soon as we have received a copy of the Form 16 letter, or when the time for receipt of such a letter has expired.

Your letter of February 12, 2007 also indicates that we should file an amendment to the September 30, 2006 Form 10-QSB/A as filed, as soon as it has been reviewed by the Company?s new auditor. Please be advised that our new auditors have completed their review of the Form 10-QSB/A as filed for the quarter ended September 30, 2006, and have advised the Company that there are no material issues requiring a change in that report as a result of their review, and that no amended filing is necessary. If you would like us to request a letter from the new auditors for the Company confirming that they have reviewed and approved the Form 10-QSB/A as filed, please advise and we will attempt to obtain and forward that letter to you.

In connection with this response to the Staff comments, Neptune
Industries, Inc. acknowledges that:

-	the Company is responsible for the adequacy and accuracy
  of the disclosures in the filing;
-	staff comments or changes to disclosure in response to
  staff comments do not foreclose the Commission from
  taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense
  in any proceeding initiated by the Commission or any person under the federal securities laws of the United
      States.

	We are filing this response electronically today through the EDGAR filing system as requested, because the required response date is not certain. Your letter indicates we should file our response within ten business days on the first page of your letter, but within five business days on the last page of the letter, and the fifth business day from the date of your letter is today, February 20, 2007.


Sincerely,

/s/ Robert Hipple

Robert Hipple
CFO and General Counsel
Neptune Industries, Inc.